UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT (DATE OF EARLIEST EVENT REPORTED) November 4, 2015

EXPEDIA, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-37429	20-2705720
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

333 108th Avenue NE

Bellevue, Washington 98004

(Address of principal executive offices) (Zip code)

(425) 679-7200

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement

On November 4, 2015, Expedia, Inc., a Delaware corporation (the “Company” or “Expedia”), HomeAway, Inc., a Delaware corporation (“HomeAway”), and HMS 1 Inc., a Delaware corporation and a direct wholly owned subsidiary of Expedia (“Purchaser”), entered into an Agreement and Plan of Reorganization (the “Transaction Agreement”).

Pursuant to the Transaction Agreement, and upon the terms and conditions thereof, Purchaser will commence an exchange offer (the “Offer”) to purchase any and all of HomeAway’s outstanding shares of common stock (the “HomeAway Shares”), with each HomeAway Share accepted by Purchaser in the Offer to be exchanged for the right to receive $10.15 in cash and 0.2065 of a validly issued, fully paid and non-assessable share of Company common stock, plus cash (without interest) in lieu of any fractional shares of Company common stock, in each case subject to any applicable withholding of taxes (together, the “Transaction Consideration”). It is a condition to the closing of the Offer that at least a majority of the outstanding HomeAway Shares, when added to the HomeAway Shares owned by the Company and Purchaser (if any), are validly tendered and not validly withdrawn. Immediately following the closing of the Offer, on the terms and subject to the conditions set forth in the Transaction Agreement, (i) Purchaser will be merged with and into HomeAway (the “First Merger”), with HomeAway surviving the First Merger and (ii) immediately following the First Merger, HomeAway will be merged with and into the Company (the “Second Merger” and together with the First Merger, the “Mergers”), with the Company surviving the Second Merger.

In addition to the minimum tender condition, completion of the Offer is subject to the satisfaction or waiver of a number of other customary closing conditions as set forth in the Transaction Agreement, including receipt of required regulatory approvals and the expiration or termination of the applicable HSR waiting period, and effectiveness of a registration statement on Form S-4 registering the shares of HomeAway common stock to be issued in connection with the Offer and the First Merger. The Transaction Agreement contemplates that, if the Offer is completed, the First Merger will be effected pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), which permits completion of the First Merger without a vote of the holders of HomeAway Shares upon the acquisition by Purchaser of a majority of HomeAway Shares that are then issued and outstanding.

The HomeAway board of directors has agreed to recommend that holders of HomeAway Shares accept the Offer and tender their HomeAway Shares to Purchaser pursuant to the Offer, and has agreed not to solicit alternative transactions, subject to customary exceptions.

The Transaction Agreement contains certain termination rights by the Company and HomeAway. If the Transaction Agreement is terminated under specified circumstances, including with respect to the change of the recommendation of HomeAway’s board of directors, HomeAway will pay the Company a termination fee equal to $138 million.

The foregoing description of the Transaction Agreement does not purport to be complete and is qualified in its entirety by the full text of the Transaction Agreement, a copy of which is attached hereto as Exhibit 2.1 and is incorporated into this report by reference in its entirety. The Transaction Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Company or HomeAway. In particular, the assertions embodied in the representations and warranties contained in the Transaction Agreement are qualified by information in confidential disclosure letters provided by each of the Company and HomeAway to each other in connection with the signing of the Agreement or in filings of the parties with the SEC. These confidential disclosure letters contain information that modifies, qualifies and creates exceptions to the representations and warranties and certain covenants set forth in the Transaction Agreement. Moreover, certain representations and warranties in the Transaction Agreement were used for the purposes of allocating risk between the Company and HomeAway rather than establishing matters of fact. Accordingly, the representations and warranties in the Transaction Agreement should not be relied on as characterization of the actual state of facts about the Company or HomeAway.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

2.1	Agreement and Plan of Reorganization, dated as of November 4, 2015, by and among Expedia, Inc., HomeAway, Inc. and HMS 1 Inc.

Additional Information and Where to Find It

The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that Expedia and Purchaser will file with the U.S. Securities and Exchange Commission (“SEC”). At the time the exchange offer is commenced, Expedia and its acquisition subsidiary will file a tender offer statement on Schedule TO, Expedia will file a registration statement on Form S-4, and HomeAway will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. HOMEAWAY STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF HOMEAWAY SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of HomeAway stock at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting Expedia’s Investor Relations department at (425) 679-3759.

In addition to the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents, as well as the Solicitation/Recommendation Statement, Expedia and HomeAway file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by Expedia and HomeAway at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Expedia’s and HomeAway’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Forward-Looking Statements

This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. Similarly, statements herein that describe the proposed transaction, including its financial and operational impact, and other statements of management’s beliefs, intentions or goals also are forward-looking statements. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of Expedia or HomeAway stock. These forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to the ability of the parties to consummate the proposed transaction on a timely basis or at all and the satisfaction of the conditions precedent to consummation of the proposed transaction, including majority of HomeAway’s shares being validly tendered into the exchange offer, the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; the ability of Expedia to successfully integrate HomeAway’s operations; the ability of Expedia to implement its plans, forecasts and other expectations with respect to HomeAway’s business after the completion of the transaction and realize expected synergies; business disruption following the merger; and the other risks and important factors contained and identified in Expedia’s and HomeAway’s filings with the SEC, such as their respective Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K, any of which could cause actual results to differ materially from the forward-looking statements. The forward-looking statements included in this press release are made only as of the date hereof. Neither Expedia nor HomeAway undertakes any obligation to update the forward-looking statements to reflect subsequent events or circumstances, except as required by law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EXPEDIA, INC.

By:	/s/ Robert J. Dzielak

Robert J. Dzielak

Executive Vice President, General Counsel and Secretary

Dated: November 5, 2015.

EXHIBIT INDEX

Exhibit Number	Description

2.1	Agreement and Plan of Reorganization, dated as of November 4, 2015, by and among Expedia, Inc., HomeAway, Inc. and HMS 1 Inc.